Securities and Exchange Commission
                         Washington, D.C.  20549

                              Schedule 13D

                           Pursuant to Section 13(d)
                    of the Securities Exchange Act of 1934

                          U.S.B. Holding Co., Inc.
                             (Name of Issuer)

                       Common Stock, $5.00 Par Value
                       (Title of Class of Securities)

                                  902910108
                    (CUSIP Number of Class of Securities)


                             Howard V. Ruderman
                               6 Aspen Court
                             Pomona, NY  10970
           (Name, Address and Telephone Number of Person Authorized to
                   Receive Notices and Communications)




                             April 14, 1993
           (Date of Event  which Requires Filing of this Statement)


If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement.


                                  (Page 1 of 6)
______________________________________________________________________________
                             ______________
CUSIP No. 902910108 13D
1    NAME OF REPORTING PERSONS
     S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Howard V. Ruderman

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
                                                       (b)
3    SEC USE ONLY

4    SOURCE OF FUNDS*
                                   PF
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OR ORGANIZATION
                                   U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER
                                   145,044
8    SHARED VOTING POWER
                                   None.
9    SOLE DISPOSITIVE POWER
                                   145,044
10   SHARED DISPOSITIVE POWER
                                   None.
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                                   150,126
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   5.4%
14   TYPE OF REPORTING PERSON*
                                   IN


     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer.
This statement relates to the common stock, par value $5.00 per share (the "Common Stock"), issued by U.S.B. Holding Co., Inc. (the "Company"), the prncipal executive offices of which are located at c/o Union State Bank, 100 Dutch Hill Road, Orangeburg, New York 10962.

Item 2.   Identity and Background.
(a)-(c), (f)   The statement is being filed by Howard V. Ruderman, a
natural person and citizen of the United States, in his individual capacity.
Mr. Ruderman is the President of Mohegan Electric Supply Company of Mohegan Lake New York, and is also a director of the Company.

(d)-(e) During the past five years, Mr. Ruderman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration
This statement relates to a total of 150,126 shares of Common Stock which
Mr. Ruderman beneficially owns. These shares include 145,044 shares of Common Stock owned directly by Mr. Ruderman and currently 1 exercisable options held by
Mr. Ruderman to purchase 5,082 shares of Common Stock.   The 145,044 shares
owned directly by Mr. Ruderman were acquired by him using funds from his personal financial resources (i) by open market purchases, (ii) by reinvestment of cash dividends and optional cash purchases under the Company s dividend reinvestment and stock purchase plans, (iii) by exercise of options granted to Mr. Ruderman under the Company s director stock option plan, (iv) by conversion of a convertible debenture issued to Mr. Ruderman by the Company, and (v) as a result of stock splits and stock dividends. Shares which Mr. Ruderman purchased in the open market or under the Company s dividend reinvestment and stock purchase plans were purchased at the then current market prices for the Common Stock; shares acquired through the exercise of options or on conversion of the debenture were purchased at the exercise prices specified therein.

1    Within 60 days from August 31, 1995

Item 4.   Purpose of Transaction
(a)-(j) The Common Stock purchased by Mr. Ruderman has been acquired for investment purposes only. Mr. Ruderman believes that the Common Stock represents an attractive investment opportunity at this time.
Mr. Ruderman has no present intention to seek control of the Company or to influence the management of the Company by virtue of his ownership of Common Stock, other than in the normal course of performing his duties as a director of the Company. Mr. Ruderman has no current plans or proposals which relate to or would result in the occurrence of any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest of the Securities of the Issuer
(a) The 150,126 shares of Common Stock beneficially owned by Mr. Ruderman represent approximately 5.4% of the outstanding Common Stock of the Company.
(b) Mr. Ruderman has sole power to vote and to dispose of the 145,044 shares directly owned by him. He has no power to vote or dispose of the 5,082 shares on which he holds currently exercisable options until such time as he exercises such options and purchases the shares.
(c) As a result of his purchase of 2,000 shares of Common Stock on April 14, 1993, Mr. Ruderman became the beneficial owner of more than 5% of the outstanding Common Stock. Mr. Ruderman effected no transactions involving Common Stock within 60 days prior to April 14, 1993.
The transactions which Mr. Ruderman has effected involving Common Stock from April 14, 1993 to the date of this report are as follows:


               increase (decrease) in   price
 date     shares         options        per share      nature of transaction
04/14/93  2,000                         $12.50         purchase
04/15/93    783                         $12.50         dividend reinvestment
06/17/93  1,659          (1,659)        $11.21         option exercise
06/17/93  1,659          (1,659)        $11.96         option exercise
06/17/93  1,659          (1,659)        $12.38         option exercise
06/17/93  1,659          (1,659)        $10.95         option exercise
07/15/93    824                         $13.00         dividend reinvestment
07/19/93 10,708                            n/a         10% stock dividend
10/15/93    741                         $16.00         dividend reinvestment
01/17/94    628                         $19.00         dividend reinvestment
03/03/94    361                         $23.00         purchase
03/26/94                  2,310            n/a         option grant
04/15/94    576                         $23.00         dividend reinvestment
06/01/94    285                         $23.00         purchase
06/15/94    528                         $23.00         dividend reinvestment
07/15/94    583                         $23.00         dividend reinvestment
10/14/94    550                         $24.50         dividend reinvestment
01/01/95    400                         $24.50         purchase
01/15/95    552                         $24.50         dividend reinvestment
02/01/95    900                         $24.50         purchase
03/01/95  1,290                         $24.75         purchase
03/25/95  2,310                            n/a         option grant
04/15/95    544                         $25.50         dividend reinvestment
05/01/95    342                         $25.00         purchase
06/06/95  3,750                         $25.00         purchase
07/01/95 13,069             462            n/a         10% stock dividend
07/14/95    608                         $25.75         dividend reinvestment
08/25/95    673                         $27.00         purchase


(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          None.

Item 7.   Material to be filed as Exhibits

          None.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 31, 1995                 ________________________________
                                         Howard V. Ruderman